SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Forest Investments, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

None

(CUSIP Number)

Michael T. Lees

JPMorgan Chase &Co.

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS: JPMorgan Chase & Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 20[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 20[1] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): HC, CO

[1]

Consists of 20 shares of common stock, par value $0.001 per share (“Shares”), of Forest Investments, Inc. (“Forest”) held of record by J.P. Morgan Broker-Dealer Holdings Inc. (“JPMBDH”). JPMBDH is wholly owned by JPMorgan Chase Holdings LLC (“Holdings LLC”), which is wholly owned by JPMorgan Chase & Co.

[2]	Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) 100 Shares issued and outstanding.

1.	NAMES OF REPORTING PERSONS: JPMorgan Chase Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 20[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 20[3] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): HC, OO

[3]	Consists of 20 Shares held of record by JPMBDH. JPMBDH is wholly owned by Holdings LLC.
[4]	Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) 100 Shares issued and outstanding.

1.	NAMES OF REPORTING PERSONS: J.P. Morgan Broker-Dealer Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 20[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 20[5] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): CO

[5]	Consists of 20 Shares held of record by JPMBDH.
[6]	Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) 100 Shares issued and outstanding.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock), of Forest Investments, Inc., a Delaware corporation formerly known as Great Elm Capital Group, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 800 South Street, Suite 230, Waltham, Massachusetts 02453.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by:

•	JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), which is the sole member of JPMorgan Chase Holdings LLC (“Holdings LLC”);

•	Holdings LLC, which owns 100% of the common stock of J.P. Morgan Broker-Dealer Holdings Inc., a Delaware corporation (“JPMBDH”); and

•	JPMBDH.

The Reporting Persons entered into a Joint Filing Agreement dated January 7, 2021, a copy of which is attached hereto as Exhibit 1.

(b)	The address of the principal office of JPMorgan Chase is 383 Madison Avenue, New York, New York 10017.

The address of the principal office of Holdings LLC is 383 Madison Avenue, New York, New York 10017.

The address of the principal office of JPMBDH is 4 Chase Metrotech Center, 14th Floor, Brooklyn, Kings, NY, 11245.

(c)

JPMorgan Chase is a financial holding company. Holdings LLC is an intermediate financial holding company which holds the stock of substantially all of JPMorgan Chase’s subsidiaries other than JPMorgan Chase Bank, N.A. and its subsidiaries, and also owns other assets. JPMBDH engages in activities permitted for a subsidiary of a financial holding company, including investing in debt and equity securities. JPMorgan Chase is not controlled by any person or persons.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director, manager and executive officer of the Reporting Persons.

(d)-(e)

During the last five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective December 29, 2020, the Issuer underwent a reorganization pursuant to which the Issuer became a wholly owned subsidiary of Great Elm Group, Inc. (“GEG”), a new public holding company (the “Reorganization”). Immediately following the Reorganization, JPMBDH purchased 20 shares of Common Stock of Forest from GEG for an aggregate purchase price of $2,700,000 pursuant to a Stock Purchase Agreement dated December 21, 2020 by and between GEG and JPMBDH. Such shares of Common Stock were purchased with funds of JPMBDH held for investment purposes.

ITEM 4.	PURPOSE OF TRANSACTION

JPMBDH acquired the shares of Common Stock for investment purposes. At this time, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except that: (i) pursuant to a Stockholders Agreement by and among the Issuer and the stockholders named therein, JPMBDH has the right to designate a director to the Board of Directors of the Issuer; and (ii) JPMBDH also owns certain shares of the Issuer’s Series A Preferred Stock, which shares are not convertible into Common Stock and do not ordinarily confer voting rights upon the holders thereof, but may give rise to the right to designate another director to the Board of Directors of the Issuer if dividends are not paid when due or the Issuer fails to comply with a mandatory redemption obligation. Such director(s) may be expected to consider the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D in the course of his service on the Board of Directors of the Issuer.

The Reporting Persons reserve the right to change their plans and intentions with respect to the Issuer and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

JPMorgan Chase is the beneficial owner of 20 shares of Common Stock, equal to 20% of the Common Stock, as calculated consistent with the cover page for JPMorgan Chase. JPMorgan Chase does not have sole voting or dispositive power over any such shares. JPMorgan Chase shares the voting and dispositive power over such shares with JPMBDH and Holdings LLC.

Holdings LLC is the beneficial owner of 20 shares of Common Stock, equal to 20% of the Common Stock, as calculated consistent with the cover page for Holdings LLC. Holdings LLC does not have sole voting or dispositive power over any such shares. Holdings LLC shares the voting and dispositive power over such shares with JPMBDH and JPMorgan Chase.

JPMBDH is the beneficial owner of 20 shares of Common Stock, equal to 20% of the Common Stock, as calculated consistent with the cover page for JPMBDH. JPMBDH does not have sole voting or dispositive power over any such shares. JPMBDH shares the voting and dispositive power over such shares with JPMorgan Chase and Holdings LLC.

(c)	JPMBDH purchased 20 shares of Common Stock of Forest from GEG on December 29, 2020 for an aggregate purchase price of $2,700,000.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 is incorporated herein by reference. Copies of the Stock Purchase Agreement and the Stockholders Agreement referenced in such items are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1	Joint Filing Agreement dated January 7, 2021 by and between J.P. Morgan Broker-Dealer Holdings Inc., JPMorgan Chase Holdings LLC and JPMorgan Chase & Co.

2	Stock Purchase Agreement dated December 21, 2020 by and between Great Elm Group, Inc. and between J.P. Morgan Broker-Dealer Holdings Inc.

3	Stockholders Agreement dated December 29, 2020 by and among Forest Investments, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed December 29, 2020)

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2021

JPMORGAN CHASE & CO.

By	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Attorney-in-Fact

JPMORGAN CHASE HOLDINGS LLC

By	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Attorney-in-Fact

J.P. MORGAN BROKER-DEALER HOLDINGS INC.

By	/s/ Brian M. Ercolani
Name:	Brian M. Ercolani
Title:	Operations Manager

SCHEDULE I

Directors, Managers and Executive Officers of the Reporting Persons

Set forth below is the name and present principal occupation or employment of each director, manager and executive officer of JPMorgan Chase & Co., JPMorgan Chase Holdings LLC and J.P. Morgan Broker-Dealer Holdings Inc.

Directors and Executive Officers of JPMorgan Chase & Co.

The business address of each of the directors and executive officers of JPMorgan Chase & Co. is c/o JPMorgan Chase & Co., 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; the business address for Peter L. Scher is 601 Pennsylvania Avenue NW, Washington, DC, 20004; the business address for Patrick Dempsey is 4 Chase Metrotech Center, Brooklyn, NY, 11245. Each person listed below is a citizen of the United States, except Ashley Bacon, who is a citizen of the United Kingdom, and Daniel E. Pinto, who is a citizen of Argentina.

Name	Present Principal Occupation
Linda B. Bammann	Independent Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
Stephen B. Burke	Independent Director of JPMorgan Chase & Co. and Chairman of NBCUniversal, LLC
Todd A. Combs	Independent Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company
Timothy P. Flynn	Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Mellody Hobson	Independent Director of JPMorgan Chase & Co. and Co-CEO and President of Ariel Investments, LLC
Michael A. Neal	Independent Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital
Phebe N. Novakovic	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of General Dynamics Corporation
Virginia M. Rometty	Independent Director of JPMorgan Chase & Co. and Retired Chairman, President and Chief Executive Officer of IBM
James Dimon	Director, Chairman of the Board and Chief Executive Officer
Ashley Bacon	Chief Risk Officer
Lori A. Beer	Global Chief Information Officer
Mary E. Erdoes	Asset & Wealth Management CEO
Stacey Friedman	General Counsel
Marianne Lake	Consumer Lending CEO
Robin Leopold	Head of Human Resources
Douglas B. Petno	Commercial Banking CEO
Jennifer A. Piepszak	Chief Financial Officer
Daniel E. Pinto	Co-President, Chief Operating Officer and Corporate & Investment Bank CEO
Peter L. Scher	Chairman of the Mid-Atlantic region and Head of Corporate Responsibility
Gordon A. Smith	Co-President, Chief Operating Officer and Consumer & Community Banking CEO

Managers and Executive Officers of JPMorgan Chase Holdings LLC

The business address of each of the managers and executive officers of JPMorgan Chase Holdings LLC is c/o JPMorgan Chase Holdings LLC, 383 Madison Avenue, New York, NY, 10179. Each person listed below is a citizen of the United States.

Name	Present Principal Occupation
Linda B. Bammann	Independent Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
Stephen B. Burke	Independent Director of JPMorgan Chase & Co. and Chairman of NBCUniversal, LLC
Todd A. Combs	Independent Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company
Timothy P. Flynn	Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Mellody Hobson	Independent Director of JPMorgan Chase & Co. and Co-CEO and President of Ariel Investments, LLC
Michael A. Neal	Independent Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital
Phebe N. Novakovic	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of General Dynamics Corporation
Virginia M. Rometty	Independent Director of JPMorgan Chase & Co. and Retired Chairman, President and Chief Executive Officer of IBM
James Dimon	Chief Executive Officer and Director, Chairman of the Board and Chief Executive Officer of JPMorgan Chase & Co.
Jennifer A. Piepszak	Chief Financial Officer and Chief Financial Officer of JPMorgan Chase & Co.
Stacey Friedman	General Counsel

Directors and Executive Officers of J.P. Morgan Broker-Dealer Holdings Inc.

The business address of each of the directors and executive officers of J.P. Morgan Broker-Dealer Holdings Inc. is c/o J.P. Morgan Broker-Dealer Holdings Inc, 4 Chase Metrotech Center, 14th Floor, Brooklyn, Kings, NY, 11245. Each person listed below is a citizen of the United States.

Name	Present Principal Occupation
Jason E. Sippel	Director and President of J.P. Morgan Broker-Dealer Holdings Inc.
Patrick Dempsey	Director and Treasurer of J.P. Morgan Broker-Dealer Holdings Inc.
James M. Collins	Director and Chief Financial Officer of J.P. Morgan Broker-Dealer Holdings Inc.

SCHEDULE II

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business. Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million. Judgment consistent with the terms of the plea agreement was entered on January 10, 2017. Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order. The settlements also call for certain remedial actions.

On February 29, 2016, JPMorgan Chase and the Indiana Secretary of State, Securities Division (the “Division”) entered into a Consent Agreement to resolve the Division’s investigation into JPMorgan Chase’s residential mortgage backed securities business for the period from 2005 to 2008. The Division alleged that JPMorgan Chase’s conduct was outside the standards of honesty and ethics generally accepted in the securities trade and industry. On March 1, 2016, the Division entered an Order to Adopt the Consent Agreement.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act. The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business. In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires. The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions. Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016. In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term, the status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

JPMorgan Chase entered into another settlement on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”). The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016. In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

In addition to the above matters, the Reporting Persons are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Filing Party’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Reporting Persons believe they have asserted meritorious defenses to the claims asserted against them in their currently outstanding legal proceedings, intends to defend themselves vigorously in all such matters and do not believe that any pending legal proceeding would have a material effect on the Reporting Persons’ performance of the services contemplated. For further discussion, please refer to JPMorgan Chase’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.